GBC ACTS TO IMPROVE COST STRUCTURE

Northbrook, IL, July 17, 2003 -- General Binding Corporation (Nasdaq: GBND) announced today several measures to improve its cost structure and reduce its expenses. These initiatives are expected to generate over $2 million of profitability improvement in 2003 and more than $10 million of annualized improvement by mid-year 2004.

GBC, as part of its ongoing Operational Excellence Program, has begun relocating certain labor-intensive office products manufacturing operations from its Booneville, MS facility to its Nuevo Laredo, Mexico facility and outsourcing several other product lines. As a result, the Booneville workforce will be reduced by approximately 250 employees from a total of about 660 over the next 12 months.

In addition, a workforce reduction program has recently been completed in other GBC locations, bringing the total number of employees affected company-wide to approximately 365, or about 9% of GBC's total employees.

The Company expects to take charges totaling approximately $9.5 million related to these cost reduction programs, about $8.4 million of which will be recognized in the second quarter of 2003. The cash portion of the charges is estimated at about $4 million, principally related to severance expenses. The remaining charges will be non-cash and are mainly related to asset impairments at the Booneville facility.

"While the weak economy continues to challenge certain areas of our business, the steps we are announcing today will position us well to generate higher earnings as the economy improves," said Dennis Martin, Chairman, President and CEO. "These initiatives, coupled with the significant interest savings from the successful refinancing of our primary credit facility in June, should save us approximately $14 million on an annualized basis. Collectively, they represent our ongoing commitment to improving our profitability and shareholder value."

GBC noted that these projections are preliminary and are based on currently-available information. The Company will provide additional details of today's announcements when it releases its final 2nd quarter 2003 financial results on July 22, 2003. GBC will also conduct a live webcast of its conference call to discuss the 2nd quarter results at 10:00 am CST on July 23, 2003, which can be accessed from a link on GBC's Web site at http://www.gbc.com/.

GBC is a world leader in products that bind, laminate, and display information enabling people to accomplish more at work, school and home. GBC's products are marketed in over 100 countries under the GBC, Quartet, and Ibico brands, and they help people enhance printed materials and organize and communicate ideas.

This press release includes forward-looking statements involving uncertainties and risks, and there can be no assurance that actual results will not differ from the Company's expectations. The words "should," "believe," "anticipates," "plans," "may," "expects" and other expressions that indicate future events and trends identify forward-looking statements. Factors that could cause materially-different results include, among other things, competition within the office products and lamination film products markets, effects of general economic conditions, the restructuring activities associated with the integration and go-to-market strategies of the Company's business units, the ability of the Company's distributors to successfully market the Company's products and other risks described in the Company's filings with the S.E.C. The Company assumes no obligation to update its forward-looking statements.

Contact: Paul J. Bors, Corporate Treasurer
(847) 291-6187
inv-rel@gbc.com (E-mail)
www.gbc.com (GBC's web site)